Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

April 7, 2022

Re:	Eos Energy Enterprises, Inc.
Registration Statement on Form S-3
Filed March 4, 2022
File No. 333-263298

Mr. Patrick Fullem

Mr. Geoffrey Kruczek
Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Fullem and Mr. Kruczek,

On behalf of Eos Energy Enterprises, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) contained in the Staff’s letter dated March 30, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting it together with this response letter (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the revised Registration Statement.

General

1.	The registration statement registers a resale offering of the convertible notes by selling securityholders. The legality opinion indicates a primary offering of convertible notes. Please revise as appropriate to reconcile this discrepancy.

●	Response: In response to the Staff's comment, the legality opinion included as Exhibit 5.1 to Amendment No. 1 has been updated accordingly.

2.	Please tell us on what registration statement or exemption you will rely to offer and sell the shares underlying the convertible notes to subsequent investors. Revise your disclosure, fee table and legality opinion, as appropriate.

●	Response: The Company respectfully advises the Staff that, with respect to the issuance of the shares of common stock underlying the convertible notes, it is relying upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. This exemption is available because the elements required under Section 3(a)(9) are satisfied by the issuance of the common stock issuable on conversion of the convertible notes: (i) the issuer of the convertible notes will be the same as the issuer of the underlying shares of common stock, (ii) no additional consideration from the holder of the convertible notes will be required for issuance of the shares of common stock on conversion; (iii) the exchange will be made exclusively with existing security holders; and (iv) no commission or compensation will be paid for soliciting the exchange.

With respect to the future resale of the convertible notes on a secondary basis by the selling stockholder named in the Registration Statement, the Company respectfully advises the Staff that it is registering the resale of such convertible notes on the Registration Statement, as noted on the cover of the prospectus, in sub-section (ii) of the section entitled “Statement Pursuant to Rule 429”, pages 6-8 of the Registration Statement, sub-sections (vi) and (vii) of the first paragraph of the section entitled “Selling Securityholders” and footnote 3 to the filing fee table contained in Exhibit 107 to Amendment No. 1.

Consistent with the Staff’s guidance in Securities Act Section Compliance & Disclosure Interpretation 103.04 (August 14, 2009), the Company acknowledges that where securities are convertible or exercisable within one year of issuance, any offer or resale of the overlying security implies that an offer or resale of the underlying security has also taken place. Accordingly, the Company has also registered the shares of common stock underlying the convertible notes on the Registration Statement, as noted on the cover of the prospectus, in sub-section (iii) of the section entitled “Statement Pursuant to Rule 429”, page 5, sub-section (viii) of the first paragraph of the section entitled “Selling Securityholders” and footnote 5 to the filing fee table contained in Exhibit 107 to Amendment No. 1.

With respect to the future resale of the shares of common stock underlying and issuable upon the conversion of the convertible notes on a secondary basis by the selling stockholder named in the Registration Statement, the Company respectfully advises the Staff that it is registering the resale of such shares pursuant to the Registration Statement, as noted on the cover of the prospectus, in sub-section (iii) of the section entitled “Statement Pursuant to Rule 429”, page 5, sub-section (viii) of the first paragraph of the section entitled “Selling Securityholders” and footnote 5 to the filing fee table contained in Exhibit 107 to Amendment No. 1.

In response to the Staff's comment, the Company has revised the disclosure on the cover of the prospectus and page 56 of Amendment No. 1 as well as revised the Filing Fee Table included as Exhibit 107 to Amendment No. 1.

3.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2021, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed.

Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

●	Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1 to reflect incorporation of the Company’s definitive proxy statement filed with the Commission on March 31, 2022 into the Registration Statement, which includes all information required by Part III of Form 10-K.

4.	Please revise the exhibit index to refer to the legality opinions for the prior Registration Statements on Form S-1 referenced prior to your prospectus cover page.

●	Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to Part II of Amendment No. 1.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Melissa Berube, General Counsel
Roshni Banker Cariello
Davis Polk & Wardwell LLP

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